

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

**DIVISION OF
CORPORATION FINANCE**

June 28, 2022

Vipin Jain
Chief Executive Officer
6d bytes inc.
440 N Wolfe RD M/S 215
Sunnyvale, CA

      Re: 6d bytes inc.
           Post-Qualification Amendment to Offering Statement on Form 1-A
           Filed June 27, 2022
           File No. 024-11889

Dear Mr. Jain:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Pierce at (202) 551-3887 or Jan Woo at (202) 551-3453 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology